UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rackable Systems, Inc.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

750077109
(CUSIP Number)

APRIL 20, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750077109

1.   Names of Reporting Persons:

H.K. REALTY, INC., FOR THE ULTIMATE BENEFIT OF ITS SOLE SHAREHOLDER HARESH JOGANI

I.R.S. Identification Nos. of above persons (entities only):

95-4602481

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

NOT APPLICABLE

(b)

NOT APPLICABLE

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3. SEC Use Only....................................................................................................................

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4. Citizenship or Place of Organization:  Los Angeles, California

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Number of Shares             5.  Sole Voting Power:  1,531,800

Beneficially Owned           6.  Shared Voting Power:  0

by Each Reporting            7.  Sole Dispositive Power: 1,531,800

Person With:                     8.  Shared Dispositive Power:  0

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9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,531,800 of Common Stock

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):  NOT APPLICABLE

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11. Percent of Class Represented by Amount in Row (9):            5.36%

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12. Type of Reporting Person (See Instructions):           CATEGORY:  CORPORATION

                                                                                     SYMBOL:      CO

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CUSIP NO. 750077109       SCHEDULE 13G

________________________________________________________________________

Item 1.

(a)  Name of Issuer:

Rackable Systems, Inc., a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices:

       1933 Milmont Drive

       Milpitas, CA 95035

Item 2(a).  Name of Person Filing:

H.K. REALTY, INC., FOR THE ULTIMATE BENEFIT OF ITS SOLE SHAREHOLDER HARESH JOGANI

Item 2(b). Address of Principal Business Office or, if none, Residence:

         The address of the principal business office of each of the Reporting

         Persons is:

2016 Riverside Drive

Los Angeles, California 90039

Item 2(c). Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting

         Person hereto and is incorporated herein by reference for each such

         Reporting Person.

Item 2(d)  Title of Class of Securities:

         Common Shares, $0.001 par value (the "Shares")

Item 2(e)  CUSIP Number:

         750077109

Item 3.    If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with

 Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 -11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Annual Report on Form 10-K filed on February 28, 2007, the total number of outstanding shares of Common Stock was 28,562,786 as of February 23, 2007.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item  7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.

Item 8.  Identification and Classification of Members of the Group

        Not applicable.

Item 9.  Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 27, 2007

H.K. Realty, Inc.

By:___\s\ Haresh Jogani_______________________________________

Haresh Jogani as its Sole Director and Sole Shareholder